FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A
Name Of Issuer:	Westrange Corp.
Address of Issuer:	201-2500 13th Avenue Regina, Saskatchewan S4P 0W2
Contact Person:	Lionel Kambeitz
Contact's Position:	Chairman and Chief Executive Officer
Contact's Telephone Number:	(306) 545-2277
For the third quarter period ended:	September 30, 2002
Date of Report:	November 29, 2002

CERTIFICATE

the schedules required to complete this quarterly report are attached and the disclosure contained therein has been approved by the board of directors. A copy of this THIRD fiscal quarter end report will be provided to any shareholder who requests it. Please note this form is incorporated as part of the required filing of schedule a.
/s/Lionel Kambeitz	November 29, 2002
Lionel Kambeitz, Chairman CEO and Director	Date signed

/s/Kevin Sidloski	November 29, 2002
Kevin Sidloski, Director	Date signed

WESTRANGE Corp.

Consolidated Balance Sheets
 As at September 30, 2002 and December 31, 2001
(in Canadian dollars)
	As at Sept. 30, 2002 $ Unaudited	As at Dec. 31, 2001 $
Assets
Current assets:
Cash	126,692	79,437
Accounts receivable	67,660	568,680
Current portion of note receivable (note 5)	80,000	0
Income tax recoverable	0	1,760
	274,352	649,877

Mortgage receivable	100,191	107,829
Capital assets (note 4)	49,444	544,020
Long term note receivable (note 5)	320,000	0
	743,987	1,301,726

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	811	144,130
Current portion of long-term debt (note 6)	38,316	183,105
	39,127	327,235

Long-term debt (note 6)	0	404,642
Deferred gain on sale (note 5)	144,385	0

Shareholders' equity:
Share capital (note 7)	1,183,046	1,049,546
Deficit	(622,571)	(479,697)
	560,475	569,849

	743,987	1,301,726

See accompanying notes to consolidated financial statements

Discontinued operations (notes 3 and 5).
Approved by the Board of Directors

/s/________________________________
Director

/s/____________________________________
 Director

WESTRANGE Corp.

Consolidated Statements of Operations and Deficit
 For the nine month period ended September 30, 2002 and September 30, 2001
(in Canadian dollars)

Unaudited	Nine months ended Sept. 30, 2002 $	Nine months ended Sept. 30, 2001 $
Revenue:
Lease	40,572	43,822
	40,572	43,822

Expenses:
General and administration	97,640	125,964
Amortization	46,766	66,213
Interest on long-term debt	3,922	8,433
	148,328	200,610

Loss before the undernoted	(107,756)	(156,788)

Other income (loss):
Interest and other income	6,531	112,009
	6,531	112,009

Net loss from continuing operations (note 10)	(101,225)	(44,779)

Loss from discontinued operations (note 3)	(41,649)	0

Loss for the period (note 10)	(142,874)	(44,779)

Deficit - Beginning of period	(479,697)	(438,258)

Deficit - End of period	(622,571)	(483,037)

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Consolidated Statements of Operations and Deficit
 For the three month period ended September 30, 2002 and September 30, 2001
(in Canadian dollars)

Unaudited	Three months ended Sept. 30, 2002 $	Three months ended Sept. 30, 2001 $
Revenue:
Lease	13,524	10,141
	13,524	10,141

Expenses:
General and administration	23,073	30,516
Amortization	15,968	28,299
Interest on long-term debt	1,018	3,076
	40,059	61,891

Loss before the under noted	(26,535)	(51,750)

Other income (loss):
Interest and other income	2,719	106,744
	2,719	106,744

Net income (loss) from continuing operations note 10)	(23,816)	54,994

Net income (loss) for the period (note 10)	(23,816)	54,994

Deficit - Beginning of period (note 5)	(598,755)	(538,031)

Deficit - End of period	(622,571)	(483,037)

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Consolidated Statements of Cash Flows
 For the nine month period September 30, 2002 and September 30, 2001
(in Canadian dollars)

Unaudited	Nine months ended Sept. 30, 2002 $	Nine months ended Sept. 30, 2001 $

Cash flows from operating activities:
Net loss from continuing operations	(101,224)	(44,779)
Items not affecting cash:
Amortization	46,766	66,213
Change in working capital other than cash	(17,129)	(462,248)
Cash used in continuing operations	(71,587)	(440,814)

Financing Activities:
Addition of long-term debt	0	568,179
Repayment of long-term debt	(48,208)	(0)
Issuance of common shares	133,500	190,000
	85,292	758,179

Investing Activities:
Proceeds from mortgage receivable	7,638	0
Purchase of capital assets	(12,910)	(321,000)
	(5,272)	(321,000)

Increase (decrease) in cash
from continuing operations	8,433	(3,635)

Decrease in cash
from discontinued operations	38,822	0

Increase (decrease) in cash	47,255	(3,635)

Cash and cash equivalents - Beginning of period	79,437	114,405
Cash and cash equivalents - End of period	126,692	110,770

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Consolidated Statements of Cash Flows
 For the three month period ending September 30, 2002 and September 30, 2001
(in Canadian dollars)

Unaudited	Three months ended Sept. 30, 2002 $	Three months ended Sept. 30, 2001 $

Cash flows from operating activities:
Net income (loss) from continuing operations	(23,815)	54,994
Items not affecting cash:
Amortization	15,968	28,296
Change in working capital other than cash	63,432	(439,686)
Cash from continuing operations	55,585	(356,396)

Financing Activities:
Addition of long-term debt	0	568,179
Repayment of long-term debt	(16,323)	25,737
Issuance of Common Shares	0	190,000
	(16,323)	783,916

Investing Activities:
Proceeds from mortgage receivable	2,914	0
Purchase of capital assets	0	(321,000)

	2,914	(321,000)

Increase in cash
from continuing operations	42,176	106,520

Increase in cash
from discontinued operations	1,560	0

Increase (decrease) in cash	43,736	106,520

Cash and cash equivalents - Beginning of period	82,956	4,250
Cash and cash equivalents - End of period	126,692	110,770

See accompanying notes to consolidated financial statements

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001

	Unaudited
1.	Nature of operations:
	The Corporation was incorporated under the Business Corporations Act (Alberta), on November 26, 1996.
	From the date of its Major Transaction, May 21, 1999 through to the first quarter of 2001, its principal business activity had been that of equipment leasing. Since the first quarter of fiscal 2001, the corporation's major business has been that of energy, electrical and telephone infrastructure planning, construction and maintenance, as performed through its subsidiary Terra Fibre Utility Corp. The operating assets of this subsidiary were sold June 30, 2002, as described in note 7.

	The principal business activity of the Corporation during fiscal 1999, as performed through its subsidiary Bowser Petroleum (1992) Ltd. ("Bowser"), was to provide maintenance and environmental remediation services to oil and gas pipeline contractors and to petroleum retailers. The operating assets of this subsidiary were sold during 2000,

2.	Significant accounting policies:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Those principles, which have a significant impact on the consolidated financial statements, are summarized below.

	Consolidation
	The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.
	Capital assets
	The Corporation amortizes its capital assets over their estimated useful lives utilizing the declining-balance method at the following rates:

	Buildings	4%
	Equipment	20% - 30%
	Computer equipment and vehicles	30%
	Revenue recognition
	Lease revenue is recognized on an accrual basis in accordance with the terms of the lease agreement.
	Revenue for services rendered in connection with construction fixed price contracts is recognized using the percentage of completion method. The cumulative effect of any revisions to complete contracts in process is reflected in the period when they become known.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001
Unaudited

2.	Significant accounting policies (continued)
Mortgage receivable
The mortgage receivable is valued at the lower of cost and net realizable value.
Income taxes
The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future income tax assets are evaluated and if realization is not considered "more likely than not" a valuation allowance is provided.

Use of estimates
Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year to prepare these financial statements in conformity with Canadian generally accepted accounting principles. Actual results could differ from these estimates.

3.	Discontinued operations:

The Company disposed of all the shares in Terra Fibre on June 30,2002 for net proceeds of $86,497 which resulted in a deferred gain of $144,385. The gain has been deferred as collectability of the proceeds is dependent upon the profitable operations and positive cash flow of Terra Fibre Utility Corp. The deferred gain will be realized when collectability of the proceeds is reasonably assured. Terra Fibre commenced active operations in 2001 (see note 3). The results of Terra Fibre for the nine month period ended September 30, 2002 have been presented as a discontinued operation in the statement of operations. For the nine month period ended September 30, 2002 sales of this business were $1,117,509 and the net loss before income taxes was $41,649.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001

Unaudited
4.	Capital assets at cost less accumulated amortization:

		As at Sept. 30, 2002
	Cost	Accumulated Amortization	Net Book Value

Equipment	$212,910	$163,466	$49,444

		As at December 31, 2001
	Cost	Accumulated Amortization	Net Book Value

Equipment	$564,036	$185,127	$378,909
Vehicles	26,797	10,853	15,944

Equipment held for sale	149,167	0	149,167
	$740,000	$195,980	$544,020

5.	Note Receivable:
Effective June 30,2002, Westrange Corp. sold the shares of its subsidiary Terra Fibre for net proceeds of $86,497 resulting in a deferred gain of $144,385. In the financial statements ended June 30, 2002 a gain on sale of $144,385 was reported. This gain, for the period ended September 30, 2002 has been deferred and the opening deficit has been adjusted to reflect the deferral of the gain.

The terms of the sale are as follows:
	a)	The Corporation acquired a $400,000 note receivable, repayable in 10 semi-annual payments of $40,000 over 5 years; which consists of the $86,497 purchase price and a refinancing of the $313,503 which Terra Fibre owed the Corporation prior to the transaction on June 30, 2002.
	b)	The note is secured by general security agreement over the assets of Terra Fibre.
	c)	Guarantees have been obtained from Terra Fibre's principals of the purchasing company.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001

Unaudited

6.     Long-term debt:

		Sept. 30, 2002	Dec 31, 2001

Bank loan payable in monthly installments of $833 plus interest at bank prime plus 1 per cent, due December 2002, secured by land and building		$2,500	$10,000

Bank loan payable in monthly installments of $4,238, including interest at 8.75 per cent, due June 2003, secured by equipment		32,816	67,522

Bank loan payable in monthly installments of $666, plus interest at bank prime plus 1.5 per cent, due February 2003, secured by equipment		3,000	9,001

Loan Payable to Teckon Contractors Inc. ("Teckon") in installments of $21,750 including interest at 12.75 percent to be made in the months of January and June through December of each year, due 2005. Security consisting of the equipment acquired as described in note 3, has been provided to CitiCapital on behalf of Teckon. In the event of repossession of the equipment by CitiCapital, the Corporation would be absolved of its responsibility to repay the loan to Teckon and would receive the excess of any disposal proceeds over the amount of the loan outstanding. (note 5)		0	501,224
		38,316	587,747
Less: Current portion		38,316	183,105
		$ 0	$404,462

Principal repayments required in each of the next two years are as follows:

2002	$16,643
2003	$21,673
Total	$38,316

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001

Unaudited

7.	Share capital:

Authorized:
An unlimited number of common shares
An unlimited number of preferred shares
Issued:
Number	As at Sept. 30, 2002		As at December 31,2001
	Number	Amount	Number	Amount
		$		$
Common shares
Balance, beginning of year	6,298,581	1,049,546	6,108,581	859,546
Issued under private placement	(1) 100,000	100,000	(1)190,000	190,000
Options exercised	(2) 335,000	33,500	0	0
Balance, end of year	6,733,581	1,183,046	6,298,581	1,049,546

(1) Issued for cash consideration of $1.00 per Common Share

(2)Issued for cash consideration of $0.10 per Common Share

8.	Stock options:
The Corporation has a stock option plan for the directors and officers whereby common shares are reserved for the options granted.
Outstanding stock options under the plan are as follows:

Exercise Price	Number of Options	Expiry Date

$4.00	30,000	May 14, 2005
$10.00	30,000	May 14, 2005
$20.00	30,000	May 14, 2005
$50.00	30,000	May 14, 2005

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001

Unaudited

8.	Stock Options (continued)

Stock options outstanding during each year are as follows:

	2002		2001
	Options	Ave Price	Options	Ave Price
Outstanding, beginning of period

	455,000	$6.27	455,000	$6.27
Expired	0	0	0	0.00
Granted	0	0	0	0.00
Exercised	(335,000)	$0.10	0	0.00
Outstanding, end of period
	120,000	$21.00	455,000	$6.27

9.	Financial instruments:

The Corporation's financial instruments consist of accounts receivable, mortgage receivable, accounts payable and accrued liabilities, and long-term debt. The fair values of these instruments approximate their carrying value due to their short-term nature, due to terms being recently negotiated for the mortgage receivable, due to the variable market interest rates attached to certain long-term debt, and due to management's best estimate as to fair value of the remaining long-term debt.

10.	Earnings per Common Share:

Basic net income (loss) per Common Share has been calculated using the weighted average number of Common Shares outstanding during the period of 6,733,581 (2001 - 6,298,581).

	For the period ended Sept. 30, 2002	For the period ended Sept. 30, 2001

Net loss from continuing operations per Common Share	$(0.01)	$(0.01)

Net loss from discontinued operations,
net of income tax recovery per Common Share	$(0.01)	0

Net loss per Common Share	$(0.02)	$(0.01)

Diluted net income (loss) per Common Share is not presented, as the effect of Common Share options is anti-dilutive.

WESTRANGE Corp.

Notes to the Consolidated Financial Statements for the Period Ended
September 30, 2002 and 2001
Unaudited

11.	Comparative figures:

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.